PRELIMINARY DRAFT RESPONSE FOR REVIEW

May 3, 2011

VIA EDGAR

United States Securities
   and Exchange Commission
100 F Street, NE
Mail Stop 4720
Washington, D.C.  20549
Attention:  Amanda Ravitz
                    Assistant Director

Re:          Internal Fixation Systems, Inc.
Registration Statement on Form S-1
Filed April 19, 2011
File No. 333-17008

Dear Ms. Ravitz:

Thank you for your May 2, 2011 letter regarding Internal Fixation Systems, Inc. (“IFS”).  Enclosed is a copy of IFS’s Form S-1/A, which has been marked to show changes from our prior submission.  The changes in the revised registration statement reflect the staff’s comments to the previously submitted material.  Also, in order to assist you in your review of the Form S-1/A, we hereby submit a letter responding to the comments.  For your convenience, we have set forth below the staff’s numbered comments in their entirety followed by our responses thereto.

Liquidity and Capital Resources, page 25

1.
Given your current cash position, please disclose here and in the summary whether, and if so how, you will be able to repay the amounts due to Mr. Dresnick on April 30 and May 15, 2011 and to AHA on June 15, 2011. Please add appropriate risk factor disclosure, as necessary.

Response:  Complied with. We have added disclosure to Liquidity and Capital Resources and a new risk factor.

United States Securities and
  Exchange Commission
February 24, 2011

Selling Security Holders, page 35

2.
Refer to prior comment 4. It appears from the letter filed as exhibit 10.19 that Neal Moskowitz has voting or investment control of the shares held on behalf of Ian Moskowitz and Evan Moskowitz. Please revise your disclosure to show the total number of shares over which Neal Moskowitz has voting or investment control or provide us your analysis showing how you determined that he does not have control over the shares held for his children.

Response: Neal Moskowitz is the trustee for the shares under the Uniform Gifts to Minors Act and has voting and disposition power over the shares.  We have revised the chart to include Ian and Evan’s shares in Neal’s total beneficial ownership and have added footnote disclosure.

We acknowledge that the adequacy and accuracy of the disclosure in our filings is our responsibility. We acknowledge that the staff comments or changes to disclosure do not foreclose the Commission from taking any action with respect to the filings. We acknowledge that the company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or need additional information, please contact the undersigned at (212) 907-6457.

Sincerely,

Leslie Marlow

Enclosures
cc:  Internal Fixation Systems, Inc.